Exhibit 99.84

American Lithium Announces Financial and Operating Results for the Period Ended May 31, 2022

VANCOUVER, BRITISH COLUMBIA, August 2, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to report its operating and financial results for the three month period ending May 31, 2022. Unless otherwise stated, all amounts presented are in Canadian dollars.

“Q1 of the Company’s financial year was extremely busy with the ramp up in drilling and the launch of the final phase of work needed to complete the maiden PEA at our TLC Project in Nevada (“TLC”),” stated Simon Clarke, CEO of American Lithium.

“Additionally, we have generated good momentum on all our projects in the last couple of months. In particular, pre-feasibility work is underway at Falchani and process work has validated Sulfate of Potash (“SOP”) as a key strategic by-product. At Macusani, field work continues to identify additional uranium anomalies and drill targets and at TLC the Company reported its best drill results to date. We anticipate a number of milestones this quarter and look forward to keeping you updated on development.”

Highlights During the Quarter

•	Launch of final phase of PEA compilation at TLC - appointment of DRA Global as lead engineer to finalize the TLC PEA, along with Stantec Consulting and ANSTO Minerals, Australia who have deep collective expertise in lithium processing, resource calculation and mine / project design and construction.

•	Acquisition of water rights for TLC - agreement to acquire 431 acres of privately held agricultural lands near TLC, along with the accompanying 1,468 acre-feet of water rights for consideration of US$3.125 million. This brings the total water rights owned by the Company to approximately 2,500 acre-feet, which is expected to provide sufficient water for at least the initial phases of future production at TLC.

Subsequent Developments

•	Drilling encounters best results to date at TLC - initial 5 diamond drill holes intersected lithium mineralization with higher grades and consistently thicker mineralization than the existing TLC resource. Program’s goal is focused on expanding and locating higher grade opportunities within the current TLC resource.

•	Pre-Feasibility work at Falchani - commencement of environmental work required for a pre-feasibility study on the Falchani Project, with the initiation of an Environmental Impact Assessment with SRK Peru. This process will run parallel with work to update the existing PEA on Falchani and will also involve work in the field in and around Falchani.

•	Validation of SOP as strategic by-product at Falchani - successful precipitation of high purity, fertilizer-quality SOP from the Company’s Falchani Project. This is strategically important given Peru’s large dependence on importing fertilizers.

•	Acquisition of additional concessions in Peru - acquired additional highly prospective mining concessions covering approximately 14,243 hectares in Southern Peru in proximity to its existing projects for total consideration of US$400,000 and 2,500,000 common shares of the Company.

•	New Board and Management Appointees - appointment of Ms. Claudia Tornquist to the Board of Directors, and the transitioning of Ted O’Connor from director to Executive Vice President.

•	Public Relations and Marketing Initiatives - entered into agreements relating to public relations and marketing activities with Vorticom Inc. (New York) and Crux Investor, (London, UK).

Selected Financial Data

The following selected financial data is summarized from the Company’s consolidated financial statements and related notes thereto (the “Financial Statements”) for the three months ended May 31, 2022. A copy of the Financial Statements and MD&A is available at www.americanlithiumcorp.com on SEDAR at www.sedar.com.

	Three months ended May 31, 2022	Three months ended May 31, 2021
Loss and comprehensive loss	$8,992,780	$3,094,582
Loss per share - basic and diluted	$0.04	$0.02

	As at May 31, 2022	Year End February 28, 2022
Cash	$53,351,716	$55,855,718
Total assets	$195.5 million	$193.5 million
Total current liabilities	$2,378,871	$1,863,445
Total liabilities	$3,207,677	$2,691,682
Total shareholders’ equity	$187.4 million	$190.8 million

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.